

Greg Lipson · 3rd

Market President at Troy Medicare

Miami, Florida, United States · 500+ connections · **Contact info**

 **Troy Medicare**

 **University of Pittsburgh
Katz Graduate School of...**

Open to work
Senior Vice President, Chief Operating Officer, Regional Vice President and Executive Director roles
See all details

Experience



Market President
Troy Medicare · Full-time
Nov 2020 – Present · 4 mos
North Carolina, United States

Accountable for profitability, network contracting and quality for unique Medicare Advantage plan that partners with independent pharmacies in the Tar Heel State.

Chief Strategy Officer
Planted Recovery, Inc
Oct 2020 – Present · 5 mos
United States

Supporting CEO and leadership team by developing and implementing company strategic plans that include business development, network development, marketing and operations.

Vice President Network Management

Molina Healthcare Florida

Nov 2018 – Oct 2020 · 2 yrs

Miami, Florida

Develop and implement provider network strategy, including move to value based care and network reshaping for health plan with Medicaid, Medicare and ACA products.



VP, Network Development and Strategy

Fresenius Medical Care North America

Oct 2014 – Sep 2018 · 4 yrs

National

Lead provider network development and strategy for Fresenius Health Partners to file Medicare Advantage CSNP (ESRD) plans in multiple major US markets.



National VP, Network Strategy and Contracting

ValueOptions, Inc.®

Feb 2014 – Jun 2014 · 5 mos

usa

Leading national network strategy for ASO and risk clients seeking innovative solutions to behavioral health. Clients include national employers, health plans and public sector programs (Medicare/Medicaid/Duals/MMP/FIDA). Supervise national team charged with behavioral provider network development and implementation; helping lead enterprise initiativ ...see more

Show 5 more experiences ⌄

Education



University of Pittsburgh Katz Graduate School of Business

MBA, health admin

1993 – 1995

University of Pittsburgh - School of Public Health

MHA, Health Administration

1993 – 1995

Volunteer experience



Board Member - MidAtlantic Chapter

American Diabetes Association

Mar 2011 – Mar 2013 · 2 yrs 1 mo

Health

Board member helping develop and implement strategy and initiatives to improve awareness of, and help find a cure for, diabetes.



